UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-33863
(Commission File Number)

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:  December 31, 2021
▪
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

XINYUAN REAL ESTATE CO., LTD.
Full Name of Registrant

Former Name if Applicable: N/A

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Address of Principal Executive Office (Street and Number)

Beijing 100025
People’s Republic of China
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Xinyuan Real Estate Co., Ltd. (the “Company”) has been working diligently to complete its annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). However, its independent auditor requires additional time to complete its audit of the financial statements for the 2021 Form 20-F. The independent auditor has had less time than it typically would have to complete the audit because of the Company’s delayed filing of its annual report for 2020 on Form 20-F which it filed on March 8, 2022. In addition, the audit process has been disrupted by the safety measures and travel restrictions put in place by municipal governments in China as a result of the COVID-19 outbreak in multiple cities in China in 2022, which has not allowed the auditors to perform onsite procedures. These delays could not be eliminated by the Company without unreasonable effort and expense. Therefore, the Company is unable to timely file its 2021 Form 20-F.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yong Zhang	+86 (10)	8588-9376
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐ Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xinyuan Real Estate Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2022
	By:	/s/ Yong Zhang
Name: Yong Zhang
Title: CEO